  Exhibit 99.5

CORDOVACANN REFILES INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2018

TORONTO, ONTARIO, July 30, 2018 – CordovaCann Corp. (OTCQB: LVRLF) (“CordovaCann” or the “Company”), a leading cannabis-focused consumer products company, announced today that the Company has refiled its interim financial statements and management discussion and analysis for the three and nine months ended March 31, 2018. A review of the interim financial statements was completed by the Company’s auditor in connection with CordovaCann’s Canadian Securities Exchange (the “CSE”) application process. The review identified that certain financial results and disclosures required updating, which prompted the refiling.

Details of the updated financial results and disclosures included in the restatement for the three and nine months ended March 31, 2018 are as follows:

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Amounts owing to a director of the Company as at March 31, 2018 were reclassified from accounts payable and accrued liabilities to being due to related parties. The amount of the reclassification was $52,141;

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The difference between the fair value of common shares issued for settlement of a shareholder loan and the carrying value of such shareholder loan were originally recorded as a loss on settlement of $382,704 in the statements of operations and comprehensive loss rather than as an equity adjustment. As a result of the change, share capital was decreased by $382,704 and the loss on settlement and net loss for the periods thereto have been decreased by $382,704; and

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Warrants and options issued by the Company during the nine months ended March 31, 2018 were originally valued and recorded using an estimated volatility that was not representative of future volatility of the Company. As a result of the recalculation of future volatility, stock-based compensation and contributed surplus were reduced by $1,077,596.

About CordovaCann Corp.

CordovaCann Corp. (formerly LiveReel Media Corporation) is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple U.S. jurisdictions. CordovaCann primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Forward-looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. The Company cannot provide assurances that the matters described in this press release will be successfully completed or occur or that the Company will receive final approval for the listing of its common shares on the CSE. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. The Company undertakes no obligation to update information contained in this press release. For further information regarding risks and uncertainties associated with the Company's business, please refer to the risks and uncertainties detailed from time to time in the Company's EDGAR and SEDAR filings.

The press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of Company securities in any state in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Contact:
Phil Carlson / Elizabeth Barker
KCSA Strategic Communications
cordova@kcsa.com
(212) 896-1233